Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$1,148.8	$625.2	$1,226.1	$900.5	$771.9
Add (deduct):
Fixed charges	338.7	258.2	273.5	301.6	314.1
Distributed income of equity method investees	26.4	27.4	13.3	30.6	41.4
Capitalized interest	(6.1)	(5.6)	(11.6)	(12.2)	(3.1)
Earnings available for fixed charges (a)	$1,507.8	$905.2	$1,501.3	$1,220.5	$1,124.3

Fixed charges:
Interest expense	$278.6	$208.0	$219.7	$246.0	$264.3
Capitalized interest	6.1	5.6	11.6	12.2	3.1
One third of rental expense (1)	54.0	44.6	42.2	43.4	46.7
Total fixed charges (b)	$338.7	$258.2	$273.5	$301.6	$314.1

Ratio of earnings to fixed charges (a/b)	4.5	3.5	5.5	4.0	3.6

(1) Considered to be representative of interest factor in rental expense.